Exhibit 21.1
Subsidiaries of the Registrant
The following will be our subsidiaries following the Reorganization:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Peplin Ireland Limited	Ireland
Peplin Limited	Queensland, Australia
Peplin Operations USA, Inc.	California
Peplin Operations Pty Ltd	Queensland, Australia
Peplin Research Pty Ltd	Queensland, Australia
Peplin Unit Trust	Queensland, Australia